

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Via E-mail
Michael Discafani
Vice President and Corporate Counsel
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701

> **Re:** **Hovnanian Enterprises, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2013**
> **File No. 333-189802**

Dear Mr. Discafani:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that neither K. Hovnanian Enterprises, Inc. nor the subsidiary guarantors listed in the Table of Additional Registrants has filed the Form S-3 on EDGAR. Please ensure that each registrant has properly filed the registration statement.

2. We note that you are relying on Rule 3-10 of Regulation S-X to provide the financial statements relating to the subsidiary guarantors. Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the subsidiary guarantors are 100% owned by the parent entity and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released.

Prospectus Cover Page

3. Please revise the cover page to reflect that you are also registering the guarantees of the debt securities and warrants since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

Description of Debt Securities, page 6

4. We note that Exhibits 4.23 – 4.27 are Indentures governing specific Senior Secured First Lien Notes, Senior Secured Second Lien Notes, and Senior Notes that have been issued, or will be issued, by K. Hovnanian. Please revise the "Description of Debt Securities" to clarify whether the debt securities being registered may be issued under such indentures. To the extent that such debt securities are being registered, please include a description of such debt securities, as appropriate.

5. We note the disclosure on pages 13-14 and 16-17 regarding the release of the obligations of Hovnanian and K. Hovnanian with respect to the Hovnanian and K. Hovnanian debt securities. We further note that Hovnanian and certain subsidiaries of Hovnanian will fully and unconditionally guarantee the debt securities. Please revise your disclosure to clearly state the circumstances under which both the parent guarantor and subsidiary guarantors may be released from their obligations. Please also provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees as required to rely on Rule 3-10 of Regulation S-X.

Exhibit 5.1

6. We note the assumptions on pages 11-14 that the applicable Indentures, Securities Warrants, Subsidiary Warrant Guarantees and the Warrant Agreements have been, or will be, duly authorized, executed and delivered by the Subsidiary Guarantors, as applicable, and that the execution, delivery and performance by the Subsidiary Guarantors do not and will not violate any applicable laws, with the exception that these assumptions are not made with respect to the DGCL, the law of the State of New York, or the federal law of the United States. Please note that these assumptions are not appropriate with respect to the Subsidiary Guarantors. Because many of the Subsidiary Guarantors are incorporated in jurisdictions outside of Delaware or the State of New York, the current carve out as drafted does not exclude the subsidiary guarantors from the assumptions you are making. Please revise the opinion accordingly.

7. We note the opinion in paragraph five on page 16 that the "Guarantees" will constitute valid and legally binding obligations of Hovnanian and the Subsidiary Guarantors, as applicable. We note however that the opinion is limited to the law of the State of New York, the Federal Law of the United States and the DGCL. Please note that in issuing the binding obligation opinion with respect to the Subsidiary Guarantors, the opinion must cover the law of the jurisdiction under which the registrant is organized. Please revise the opinion accordingly.

Please note that counsel may engage local counsel to provide the opinion that the Subsidiary Guarantors are validly existing, have the power to create the obligation and have taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. See Section II.B.1.e. of Staff Legal Opinion 19 (Oct 14, 2011). Please also define the term "Guarantees" within the opinion so it is clear as to the "Guarantees" being opined upon.

8. We note the assumption in paragraph five regarding the "Debt Securities, Common Stock, Preferred Stock or Depositary Shares, as applicable, underlying such Guarantees." Please advise what it means that these securities are "underlying such Guarantees."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Richard Fenyes (*Via E-mail*)
        Simpson Thacher & Bartlett LLP